CONSENT OF GLENN R. CLARK & ASSOCIATES LIMITED

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following documents:

(a)	the Annual Information Form of Kirkland Lake Gold Inc. dated March 10, 2016,
(b)	the Management’s Discussion & Analysis of Kirkland Lake Gold Inc. for the eight month (stub) year ended December 31, 2015,
(c)	the Management’s Discussion & Analysis of Kirkland Lake Gold Inc. For the Three and Six Months Ended June 30, 2016,
(d)	the News Release of the Company dated September 29, 2016, and
(e)	the News Release of the Company dated October 31, 2016 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

Glenn R. Clark & Associates Limited

/s/ Glenn R. Clark
Name: Glenn R. Clark, P. Eng.
Title:

Date: August 4, 2017